3/18/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 5 2002
354

SEC FILE NUMBER
8-45259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fred Montgomery Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

454 Las Gallinas #181
(No. and Street)

San Rafael CA 94901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Montgomery 800-615-1580
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barnes & Associates CPA's
(Name — *if individual, state last, first, middle name*)

817 Mission Avenue San Rafael CA 94901
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02

OATH OR AFFIRMATION

I, Fred Montgomery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fred Montgomery Company, Inc., as of ________, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

OFFICIAL SEAL
LILIANA PULIDO
NOTARY PUBLIC-ARIZONA
PIMA COUNTY
My Comm. Expires Jan. 6, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

CONTENTS

Barnes & Associates, CPAs

strategies for profitability

INDEPENDENT AUDITORS' REPORT

Board of Directors
Fred Montgomery Company, Inc.
(An S Corporation)

We have audited the accompanying balance sheets of Fred Montgomery Company, Inc., (an S Corporation) as of December 31, 2001 and 2000 and the related statements of income, of retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Fred Montgomery Company, Inc. (an S Corporation) as of December 31,2001 and 2000 and the results of its operations, the changes in its retained earnings and its cash flows for the years ended December 31, 2001 and 2000 in conformity with generally accepted accounting principles.

Barnes + Associates

Barnes & Associates
Certified Public Accountants

February 19, 2002

415 454 7494

817 Mission Avenue Suite 2C
San Rafael, California 94901
Fax 415 454 1183
email cbarnesCPA@aol.com

BALANCE SHEET

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
BALANCE SHEETS

ASSETS

	December 31,	
	2001	2000
Current assets		
Cash	$ 23,406	$ 23,111
Marketable securities	20,743	37,226
Accounts receivable	18,682	19,429
Auto loan receivable	750	3,250
Prepaid expenses	624	704
	64,205	83,720
Property and equipment		
Vehicles	46,394	46,394
Furniture, equipment and fixtures	23,040	17,818
Total property and equipment	69,434	64,212
Less: accumulated depreciation	(34,639)	(21,731)
Property and equipment, net	34,795	42,481
	$ 99,000	$ 126,201

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31,	
	2001	2000
Current liabilities		
Accounts payable	3,203	1,715
Accrued liabilities	767	803
Current portion of long term debt	-	6,206
Total liabilities	3,970	8,724
Long term liabilities		
Auto loan payable	-	11,517
Total liabilities	3,970	20,241
Stockholder's equity		
Common stock, $ 1 par value, 1,00,000 shares authorized, 12,000 shares issued and outstanding	12,000	12,000
Retained earnings	83,030	93,960
Total stockholder's equity	95,030	105,960
	$ 99,000	$ 126,201

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF INCOME

	Years ended December 31,	
	2001	2000
Revenue:		
Commission income	$ 22,503	$ 22,832
Fee income	72,510	87,922
Insurance commissions	619	1,121
Other income	-	2,052
Total revenue	95,632	113,927
Operating expenses:		
Advertising	1,131	520
Auto	2,461	3,337
Bank charges	-	75
Business meals	1,327	605
Computer	2,933	2,055
Contributions	2,090	300
Depreciation	12,908	7,819
Employee benefits	4,146	2,638
Insurance	3,063	2,014
Interest	373	509
Licenses and fees	1,802	1,124
Miscellaneous	294	811
Moving expenses	9,434	-
Office expense	17,607	12,299
Professional fees	3,491	3,656
Repairs and maintenance	6,431	9,879
Research and subscriptions	2,343	2,896
Taxes	500	-
Travel	6,351	14,908
Wages	9,600	9,600
Payroll taxes	809	1,016
Total operating expenses	89,094	76,061
Income from operations	6,538	37,866
Loss on investment	(3,669)	(3,926)
Gain/(Loss) on disposal of fixed assets	-	2,727
Income before taxes	2,869	36,667
Provision for income tax	800	800
Net income	$ 2,069	$ 35,867

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF RETAINED EARNINGS

	Years ended December 31,	
	2001	2000
Balance at beginning of year	$ 93,960	$ 82,489
Net income	2,069	35,867
Distributions	(12,999)	(24,396)
Balance at end of year	$ 83,030	$ 93,960

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF CASH FLOWS

	Years ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,069	$ 35,867
Adjustments to reconcile net income to net cash used by operating activities		
(Gain) loss on disposal of fixed assets	-	(2,727)
(Loss) gain on marketable securities		3,926
Depreciation and amortization	12,908	7,819
Changes in current assets and liabilities:		
Decrease (increase) in accounts receivable	3,833	1,549
Decrease (increase) in prepaid expenses	(3,006)	31
(Decrease) increase in accrued liabilities	(35)	803
(Decrease) increase in accounts payable	1,487	(1,803)
NET CASH PROVIDED BY OPERATING ACTIVITIES	17,256	45,465
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (increase) in marketable securities	16,483	(14,374)
Note assumed on sale of asset	-	(4,500)
Proceeds from sale of asset	2,500	1,250
Purchase of fixed assets	(5,222)	(31,534)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	13,761	(49,158)
CASH FLOWS FROM FINANCING ACTIVITIES		
Total borrowings on loan	-	19,682
Principal payments on loan	(17,723)	(1,942)
Distributions to stockholder	(12,999)	(24,396)
NET CASH USED BY FINANCING ACTIVITIES	(30,722)	(6,656)
Net increase (decrease) in cash	295	(10,349)
Cash at beginning of year	23,111	33,460
Cash at end of year	$ 23,406	$ 23,111

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Fred Montgomery Company, Inc., (the Company), was incorporated on August 8, 1995. Prior to that date, the company operated as a sole proprietorship. The Company is a securities broker and a member of the National Association of Securities Dealers, dealing only in mutual funds and variable annuities. The Company also offers investment advisory services. At December 31, 2001, the Company had $28 million under management.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents are liquid investments that are readily convertible into cash and have an original maturity of 90 days or less.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is computed using the straight line method over the estimated useful lives of the property and equipment of five to seven years.

Revenue Recognition

The Company's main sources of income are commissions and advisory fees. Commissions are recognized as income when the related sale of securities or insurance is completed and the amount is determined. Advisory fees are calculated based on a percentage of the market value of the portfolio being managed by the Company.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *continued*

Income Taxes

Effective August 8, 1995, the Company elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss is passed through to the individual stockholder. Therefore, no provision or liability for income tax has been included in these financial statements except for the California minimum franchise tax.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company's facility is located in the stockholder's home. Consequently, certain expenses such as rent, are not charged to the income statement.

The stockholder is the executor for an estate for which the Company acts as an unpaid investment advisor.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the revised Securities and Exchange Commission Uniform Net Capital Rule, Rule 15(c)3–1 which requires broker/dealers to maintain a certain amount of net capital. Brokers who do not receive or hold funds or securities for customers, or owe funds or securities to customers, shall maintain a net capital of not less than $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2001 and 2000, respectively, the Company had net capital of $38,435 and $36,170 and an aggregate indebtedness to net capital ratio of .103291 and .559607 to 1.

NOTE 4 – NOTE PAYABLE

In September 2000, the Company assumed a note payable of $19,682, on an automobile, bearing interest at 8.05% annually, payable in 36 monthly installments of $617 through August 2003. The note was paid in full in March 2001.

SUPPLEMENTARY INFORMATION

Barnes & Associates, CPAs

strategies for profitability

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Fred Montgomery Company, Inc.
(An S Corporation)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barnes & Associates

Barnes & Associates
Certified Public Accountants

February 19, 2002

415 454 7494

817 Mission Avenue Suite 2C
San Rafael, California 94901
Fax 415 454 1183
email cbarnesCPA@aol.com

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
NET CAPITAL COMPUTATION
YEAR ENDED DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS	
Total liabilities for net capital purposes	$ 3,970
Less: deductions and/or changes	-
Total aggregate indebtedness	$ 3,970
NET CAPITAL	
Total capital (stockholder's equity) per balance sheet	$ 95,030
Less: non – allowable asset items	54,851
Total net capital before haircuts on securities	40,179
Less haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
A. Preferred securities	
B. Other securities	1,744
Total haircut	1,744
NET CAPITAL	38,435
Minimum net capital requirement	5,000
Excess net capital	33,435
Total net capital	$ 38,435
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	10.33%
RECONCILIATION OF DIFFERENCE IN NET CAPITAL AS REPORTED BY INDEPDENDENT AUDITOR AND BY BROKER/DEALER ON FOCUS REPORT	
Net capital on FOCUS report	$ 38,435
Net audit adjustment	0
Net capital as reported by auditor	$ 38,435